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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                          (Amendment No.       )*
                                         ------

                              Perficient, Inc.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                                Common Stock
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 71375U 10 1
                     ----------------------------------
                               (CUSIP Number)

                                July 28, 1999
--------------------------------------------------------------------------------
               (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / / Rule 13d-1(b)

     / / Rule 13d-1(c)

     /X/ Rule 13d-1(d)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 71375U 10 1
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-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     John T. McDonald
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  / /

     Not applicable
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
     United States
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                       6,500
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                       612,892
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                    6,500
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    612,892
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     619,392 shares
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)                                                   / /
     Not applicable
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     17.7%
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
     IN
-------------------------------------------------------------------------------

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CUSIP No. 71375U 10 1
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-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Beekman Ventures, Inc.
     13-4025052
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  / /

     Not applicable
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
     United States
-------------------------------------------------------------------------------
 Number of Shares             (5) Sole Voting Power
 Beneficially                       0 shares
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                       612,892 shares
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                    0 shares
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    612,892 shares
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     612,892 shares
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)                                                   / /
     Not applicable
-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     17.5%
-------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)
     HC
-------------------------------------------------------------------------------

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CUSIP No. 71375U 10 1
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ITEM 1.

    (a)   Name of Issuer
          Perficient, Inc.
          ---------------------------------------------------------------------
    (b)   Address of Issuer's Principal Executive Offices
          7600-B North Capital of Texas Highway
          Suite 220
          Austin, Texas 78731
          ---------------------------------------------------------------------

ITEM 2(a)                               ITEM 2(b)

                                        Address of Principal Business Office or,
          Name of Person Filing         if none, Residence

          John T. McDonald              c/o Perficient, Inc.
                                        7600-B North Capital of
                                        Texas Highway, Suite 220
                                        Austin, Texas 78731

          Beekman Ventures, Inc.        7600-B North Capital of Texas Highway
                                        Suite 220
                                        Austin, Texas 78731
          ---------------------------------------------------------------------
    (c)   Citizenship
          John T. McDonald is a United States citizen.
          Beekman Ventures, Inc. is a Delaware corporation.
          ---------------------------------------------------------------------
    (d)   Title of Class of Securities
          Common Stock
          ---------------------------------------------------------------------
    (e)   CUSIP Number
          7137511 10 1
          ---------------------------------------------------------------------

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

         Not applicable

    (a) / / Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

    (b) / / Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

    (c) / / Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

    (d) / / Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

    (e) / / An investment adviser in accordance with section
            240.13d-1(b)(1)(ii)(E).

    (f) / / An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

    (g) / / A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).

    (h) / / A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

    (i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

    (j) / / Group, in accordance with section 240.13d-1(b)(1)(ii)(J).


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CUSIP No. 71375U 10 1
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ITEM 4.  OWNERSHIP

    Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                                  John T. McDonald     Beekman Ventures, Inc.
    (a) Amount beneficially
            owned:                     619,392                 612,892
    ---------------------------------------------------------------------------
    (b) Percent of class:
                                        17.7%                   17.5%
    ---------------------------------------------------------------------------
    (c) Number of shares
        as to which the
        person has:

          (i) Sole power to vote
              or to direct the vote      6,500                 0
              -----------------------------------------------------------------
         (ii) Shared power to vote
              or to direct the vote    612,892                 612,892
              -----------------------------------------------------------------
        (iii) Sole power to
              dispose or to direct
              the disposition of         6,500                 0
              -----------------------------------------------------------------
         (iv) Shared power to
              dispose or to direct
              the disposition of       612,892                 612,892
              -----------------------------------------------------------------


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                       Not applicable

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                       Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                       Not applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                       Not applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

                       Not applicable

ITEM 10. CERTIFICATION

                       Not applicable

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CUSIP No. 71375U 10 1
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                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 23, 2000
------------------------------
Date

BEEKMAN VENTURES, INC.

/s/ John T. McDonald
------------------------------
Name: John T. McDonald
Title: President

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CUSIP No. 71375U 10 1
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                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 23, 2000
------------------------------
Date


/s/ John T. McDonald
------------------------------
Name: John T. McDonald

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                        EXHIBIT 1 - JOINT FILING AGREEMENT


     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) with respect to the common stock of Perficient, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof the undersigned, being duly authorized hereby execute this Agreement this 23rd day of February, 2000.


                                       BEEKMAN VENTURES, INC.

                                       /s/ John T. McDonald
                                       -------------------------------
                                       John T. McDonald
                                       President


                                       /s/ John T. McDonald
                                       -------------------------------
                                       John T. McDonald